Exhibit 21.1

STONE ENERGY CORPORATION

SUBSIDIARIES AS OF DECEMBER 31, 2017

Subsidiary	Jurisdiction of Incorporation
Stone Energy Offshore, L.L.C.	Delaware
Stone Energy Holding, L.L.C.	Delaware
Sailfish Energy Holdings Corporation	Delaware
Sailfish Merger Sub Corporation (a direct wholly owned subsidiary of Sailfish Energy Holdings Corporation)	Delaware